First Trust Portfolios L.P.
                              1001 Warrenville Road
                              Lisle, Illinois 60532

                                 March 10, 2008

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

         Re:   FT 1638 (file no. 333-148667)


Ladies/Gentlemen:

         The undersigned, FT 1638 (the "Trust"), registrant, by First Trust Portfolios L.P., as the Sponsor and Depositor of the Trust and of the units covered by the subject Registration Statement, pursuant to the provisions of Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, hereby respectfully requests that the Securities and Exchange Commission consent to the filing of the amendment to the Registration Statement and grant acceleration of the effectiveness of said Registration Statement, as amended, so that the same may become effective as early as practicable on March 13, 2008 or as soon thereafter as possible.

                                Very truly yours,

                                FT 1638

                                By:  First Trust Portfolios L.P.

                                By:  /s/ Jason T. Henry
                                     ------------------------------
                                     Jason T. Henry
                                     Senior Vice President